Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund February 2010 Update
March 18, 2010

Supplement dated March 18, 2010 to Prospectus dated March 25, 2009
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.6%	-7.4%	$65.1M	$1,320.19
B	0.6%	-7.5%	$633.1M	$1,132.91
Legacy 1	0.8%	-7.0%	$4.9M	$898.39
Legacy 2	0.8%	-7.0%	$4.4M	$896.55
Global 1	0.7%	-7.1%	$5.2M	$888.52
Global 2	0.7%	-7.2%	$11.1M	$885.17
Global 3	0.5%	-7.5%	$54.5M	$869.65
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Announcements
K-1’s were mailed to investors with taxable accounts.  If you have a taxable account and have not yet received your 2009 Schedule K-1, please contact our Client Services group at 1-800-217-7955 or cs@dearborncapital.com.

Sector Commentary
Agriculturals/Softs:  Grains markets rallied as strong sales data and downward revisions to inventory estimates bolstered prices.  Moving contrary to its recent uptrend, sugar prices declined following liquidations from large commodity funds.  In the livestock markets, prices rose as gains in the equity markets supported bullish demand forecasts.

Currencies: Ongoing concerns over several smaller EU nations led to a decline in major currencies across Europe.  The Swiss franc, euro, and Great British pound all declined against the U.S. dollar as investors sought safer assets.  Strong Australian unemployment data led to gains in the Australian dollar over most major currencies.

Energies:  Bullish demand forecasts from the Energy Information Administration and positive U.S. industrial production data led to gains in the crude oil markets.  Elevated U.S. natural gas inventories put substantial pressure on the natural gas markets, moving prices nearly 7% lower for the month.

Equities:  Optimistic economic data in the U.S. propelled North American equity markets higher in February.  Ailing economies in several European nations drove European equity markets down.  Ongoing fears in Asia regarding changes to Chinese lending polices resulted in declines in Hong Kong’s Hang Seng Index.

Fixed Income:  Weak demand for European sovereign debt resulted in strong gains in the U.S. Treasury markets.  An unexpected jump in U.S. jobless claims added to the rally in the U.S. debt markets.  In Europe, short-term gains in the European equity markets put pressure on the Bund market.

Metals:  Concern over the economic state of the European Union and short-term U.S. dollar weakness propelled the gold markets higher in February.  In the base metals markets, bullish demand forecasts spurred by strong economic data led to gains in a number of industrial metals, including copper, aluminum, and tin.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement (Prepared from books without audit) For the month ended February 28, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-15,788,506	$-51,890,510
Change In Unrealized Income (Loss)	25,503,841	-1,033,844
Brokerage Commission	-453,500	-939,416
Exchange, Clearing Fee and NFA Charges	-35,561	-69,489
Other Trading Costs	-518,414	-998,581
Change in Accrued Commission	12,877	32,788
Net Trading Income (Loss)	8,720,737	-54,899,052

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$163,928	$410,210
Interest, Other	160,857	345,738
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	9,045,522	-54,143,104

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,919	1,919
Operating Expenses	165,766	329,116
Organization and Offering Expenses	187,664	372,386
Brokerage Expenses	4,115,044	8,186,862
Total Expenses	4,470,393	8,890,283

Net Income (Loss)	$4,575,129	$-63,033,387

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$774,743,742	$831,270,498
Additions	11,370,445	26,888,124
Net Income (Loss)	4,575,129	-63,033,387
Redemptions	-12,366,055	-16,801,974
Balance at FEBRUARY 28, 2010	$778,323,261	$778,323,261

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,320.186	49,286.64872	$65,067,530	0.63%	-7.37%
B	$1,132.907	558,798.20518	$633,066,273	0.57%	-7.47%
Legacy 1	$898.393	5,502.05878	$4,943,011	0.82%	-7.01%
Legacy 2	$896.546	4,883.24022	$4,378,050	0.80%	-7.05%
Global 1	$888.519	5,897.19082	$5,239,765	0.71%	-7.14%
Global 2	$885.168	12,528.32209	$11,089,668	0.69%	-7.18%
Global 3	$869.651	62,713.62464	$54,538,965	0.54%	-7.45%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership